Item 2
ICICI Limited


Performance Review - First Quarter ended June 30, 2000

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC) for the first quarter ended June 30, 2000 (Q1-2001). The Board also considered the consolidated unaudited US GAAP financial statements of ICICI for Q1-2001.

Results - Indian GAAP

During Q1-2001, the profit before tax and provisions (including write-down of equity investments) was Rs. 455 crore compared to Rs. 404 crore in the quarter ended June 30, 1999 (Q1-2000), resulting in a growth of 13%. Notwithstanding the enhanced provisions and write-offs of Rs. 142 crore in Q1-2001, compared to Rs. 115 crore in Q1-2000, profit after tax in Q1-2001 increased 10% to Rs. 287 crore from Rs. 262 crore in Q1-2000.

The profit after tax for Q1-2001 includes the impact of the following two items:

(a) a higher provisioning requirement of about Rs. 18 crore in Q1-2001 consequent to the revision of the Reserve Bank of India provisioning guidelines whereby sub-standard assets are to be classified as doubtful assets after 18 months of an asset being classified as NPA instead of 24 months; and

(b) an additional interest expense of about Rs. 8 crore in Q1-2001 as ICICI redeemed a significant portion of its preference shares consequent to the increase in the distribution tax rate.

Excluding the impact of these two items, the profit after tax for Q1-2001 would have been Rs. 311 crore, an increase of 19% over Q1-2000.

The operating expenses increased 25.8% in Q1:2001 compared to Q1:2000 primarily on account of the higher expenses in respect of technology, brand building and customer servicing for deriving competitive advantage.

Total assets were Rs. 65,830 crore at June 30, 2000, an increase of 12% compared to June 30, 1999. Shareholders equity was Rs. 8,303 crore at June 30, 2000, an increase of 54% compared to June 30, 1999.

Results - US GAAP

Net income as per US GAAP increased 14% to Rs. 231 crore (US$ 52 million) in Q1-2001 compared to Rs. 203 crore (US$ 46 million) in Q1-2000. ICICI's holding in ICICI Bank (a consolidating subsidiary) has reduced to 62% in Q1-2001 from 74% in Q1-2000 following the ADS issuance by ICICI Bank in March 2000. Hence, consolidated net income of ICICI reflects 62% of ICICI Bank's net income in Q1-2001 compared to 74% of ICICI Bank's net income in Q1-2000.

Total assets as per US GAAP were Rs. 77,629 crore (US$ 17.37 billion) at June 30, 2000, an increase of 18% compared to June 30, 1999. Stockholders' equity as per US GAAP was Rs. 7,242 crore (US$ 1.62 billion) at June 30, 2000.

Business Operations

During Q1-2001, ICICI's approvals aggregated Rs. 16,211 crore compared to Rs. 12,538 crore in Q1-2000, thereby registering a growth of 29%. During the same period, ICICI's disbursals increased 82% to Rs. 8,216 crore from Rs. 4,507 crore in Q1-2000.

ICICI has been able to record strong business growth while improving the risk profile of its asset portfolio by continued focus on top quality corporate finance assistances. ICICI's corporate finance assistance accounted for 50% of total approvals and 77% of total disbursals in Q1-2001. Project


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finance to Infrastructure and Oil & Gas sectors accounted for 35% of approvals and 7% of disbursals, while retail finance accounted for 4% of approvals and 7% of disbursals.

ICICI has steadily increased business volumes in retail finance, and today offers automobile finance loans in 31 cities, home loans in 14 cities, consumer durable loans in 27 cities, dealer funding in 18 cities and credit cards in 8 cities. ICICI was recently awarded the title of "Best Auto Financier in India" by J.D. Power and Associates (a global market research agency, with acknowledged expertise in consumer opinion surveys). ICICI is today the largest financier for several leading automobile brands and a key player in the housing finance market.

ICICI further strengthened its retail distribution network during Q1:2001, and presently has 83 fully operational ICICI Centers, covering 75 cities. As a reflection of its focus on web-enabling its services, ICICI commenced marketing retail loans over the Internet. In a bid to further improve customer service, ICICI introduced a web-based system for its Direct Marketing Agents, to enable them to view the status of housing loan applications online.

Asset Quality

ICICI's net NPA ratio declined to 7.5% at June 30, 2000 from 7.6% at March 31, 2000. The net NPAs outstanding were Rs. 4,087 crore at June 30, 2000.

ICICI is following an aggressive approach towards tackling the NPA problem including focussed recovery efforts on existing NPA cases and increased monitoring of stress cases. The aggressive recovery initiated by ICICI resulted in an improved performance with settlement of dues during Q1-2001 aggregating Rs. 141 crore compared to Rs. 73 crore in Q1-2000.

Capital Adequacy

ICICI's total capital adequacy ratio was 17.2% at June 30, 2000, of which tier-1 capital accounted for 11.5%.

E-Commerce Initiatives

ICICI's online trading service, offered through ICICI Web Trade Limited -a wholly owned subsidiary - commenced operations during the quarter. The service involves online integration of the customer's depositary share account with the group, bank account with ICICI Bank and securities brokerage account with ICICI Direct. The web-broking service has achieved nearly 40,000 registrations at present.

Consistent with its efforts to deepen relationships with customers, and become a leading player in the online financial services space, ICICI launched two financial portals. Billjunction.com - an online utility bill payment site - allows users to effect online utility bill payments using ECS (Electronic Clearing Service). ICICI also launched Payseal - a payment gateway for facilitating online B2C transactions.


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Summary Profit and Loss Statement (Indian GAAP)
                                                                      Rs. crore

                                          Q1-2000   Q1-2001   Growth %   FY 2000
                                          -------   -------   --------   -------
Fund based income                           1,872     2,001        6.9     7,577
Less: Interest and depreciation charges     1,534     1,626        6.0     6,373
Net fund based income                         338       375       11.1     1,204
Add: Fees and commissions                      62        98       59.8       324
Add: Gross Capital Gains                       46         6      (86.7)      522
Less: Provisions/write-down of investments     26        27        6.1       228
Net capital gains                              20       (21)         -       294
Add: Dividend income                           27        52       87.8       210
Net income from operations                    447       504       12.8     2,032
Less: Operating expenses                       73        92       25.8       297
Profit from operations                        374       412       10.2     1,735
Add: Other income                               4        16          -        55
Profit before provisions and tax              378       428       13.4     1,790
Less: Provisions and write-offs for
  loans & debentures                           89       115       29.3       462
Profit before tax                             289       313        8.5     1,328
Less: Provision for tax                        27        26       (3.7)      122
Profit after tax                              262       287        9.8     1,206

Summary Balance Sheet (Indian GAAP)
                                                                      Rs. crore

                                          Jun 30,   Jun 30,              Mar 31,
                                             1999      2000   Growth %      2000
                                          -------   -------   --------   -------
Net loans and debentures                   42,679    50,501       18.3    48,299
Other Investments                           2,529     3,371       33.3     3,075
Current assets                              9,321     7,123      (23.6)    9,171
Fixed assets                                3,826     4,485       17.2     4,499
Miscellaneous expenditure                     355       350       (1.5)      346
Total assets                               58,710    65,830       12.1    65,390
Shareholders' equity and reserves           5,397     8,303       53.8     8,023
Of which : Equity capital                     480       784       63.4       783
Preference capital                          1,358       359      (73.6)    1,308
Borrowings                                 47,519    52,087        9.6    50,881
Current liabilities                         4,436     5,081       14.5     5,178
Total liabilities                          58,710    65,830       12.1    65,390


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Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

END